Exhibit 99.3

LithiumAmericas MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of April 1, 2019, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2018. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward looking statements” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward looking statements.

OUR BUSINESS

Lithium Americas is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project, located in Jujuy Province of Argentina, and the Thacker Pass project (formerly stage I of the Kings Valley project), located in north-western Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”).  In addition, through its wholly owned subsidiary, RheoMinerals Inc. (“RheoMinerals”), the Company also manufactures organoclay products at its plant in Fernley, Nevada, USA.

On October 31, 2018, the Company completed a series of transactions (together, the “Transaction”), pursuant to which, among other things, SQM POTASIO S.A. sold its interest in Minera Exar to a subsidiary of Ganfeng Lithium Co., Ltd. (“Ganfeng”). As a result of the Transaction, Lithium Americas’ interest in Cauchari-Olaroz increased from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest.  In connection with the Transaction, Ganfeng provided Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility. With this new source of financing, the Company expects to have financial resources to fully fund its 62.5% share of Minera Exar’s capital expenditures related to Stage 1 of the Caucharí-Olaroz project.  In addition, Ganfeng also provided a loan to Minera Exar and Minera Exar repaid $25 million of its outstanding indebtedness to the Company. As part of the Transaction, the Company and Ganfeng established Exar Capital B.V. in the Netherlands as a jointly controlled entity to provide further financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project.

On April 1, 2019 the Company entered into a definitive transaction agreement whereby Ganfeng has agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar, for cash consideration of US$160 million (such transaction, the “Project Investment”). As a result, Ganfeng will increase its direct and indirect interest in the Cauchari-Olaroz project from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an approximate 8.5% interest in Minera Exar). Closing of the transaction remains subject to Ganfeng shareholder and regulatory approvals, the consent of BCP Innovation Pte. Ltd. in its capacity as lender pursuant to the Company’s senior credit facility, the Company’s shareholder approval and other customary closing conditions.

Concurrently herewith, the Company filed a technical report for the Cauchari-Olaroz project entitled “NI 43-101 Technical Report Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina”, which increased the Measured and Indicated mineral resource at the Cauchari-Olaroz project by approximately 53% from the Company’s 2018 resource estimate, establishing the project as the second largest known brine lithium resource in the world.

The Joint Venture is governed by a Shareholders Agreement which provides for, among other things, (i) the formation of a management committee at Minera Exar (the “Exar Management Committee”) comprised of three representatives of the Company and two representatives of Ganfeng; (ii) the composition of the board of directors of Exar Capital B.V. and Minera Exar, being three representatives of the Company and two representatives of Ganfeng; (iii) the review and approval by the Exar Management Committee of programs and budgets and other key decisions; and (iv) the right of each party to purchase its pro rata share of the production.

The Thacker Pass project is 100% owned by the Company and is a clay-based lithium project. It has been the subject of extensive exploration and processing development work. On April 5, 2018, the Company announced an increase in Measured and Indicated mineral resources of approximately 80% from the Company’s 2016 mineral resource estimate, establishing the Thacker Pass project as the largest known lithium resource in the United States

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

currently. On June 21, 2018, the Company announced Preliminary Feasibility Study (“PFS”) results for the Thacker Pass project and on August 2, 2018 filed the PFS on SEDAR at www.sedar.com. The PFS demonstrates robust economics with projected after-tax NPV of $2.6 billion (at an 8% discount rate) and after-tax IRR of 29.3% assuming a price of $12,000/t for battery-grade lithium carbonate.

In addition, the Company’s wholly-owned subsidiary RheoMinerals operates an organoclay manufacturing plant located in Fernley, Nevada, and manufactures specialty organoclay products (“RheoMinerals products”), derived from clays.  RheoMinerals’ products are used by the oil and gas industry as specialty viscosifier additives for drilling fluids and in other sectors.

Effective March 15, 2019 the Company’s head office and principal address is 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. (“Lithium Nevada”) and RheoMinerals Inc., in Argentina through a 62.5%-owned Joint Venture company, Minera Exar S.A. (“Minera Exar”) and a wholly-owned subsidiary, Potassium S.A., and in the Netherlands through a 62.5%-owned Joint Venture company, Exar Capital B.V. Additional information relating to the Company is available on SEDAR at www.sedar.com.

2018 HIGHLIGHTS

Project development and operations

Cauchari-Olaroz:

Lithium Americas and Ganfeng continue to work with Minera Exar to optimize Cauchari-Olaroz with the goal of producing the highest quality battery grade lithium carbonate for the lowest cost.  Minera Exar is undertaking a feasibility study in respect of an increase in the stated production capacity of the Project from 25,000 tpa to an aggregate of 40,000 tpa of lithium carbonate, as well as to advance certain permitting, design and other development planning activities at Cauchari-Olaroz.

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Concurrently herewith, the Company updated the Measured and Indicated mineral resource at its Cauchari-Olaroz project to 17.9 million tonnes of lithium carbonate equivalent (“LCE”) at 581 mg/L average grade and the Inferred mineral resource to 5.1 million tonnes of LCE at 602 mg/L. The updated Measured and Indicated mineral resource has not been used to update the assumptions in the Company’s detailed feasibility study, see discussion below.

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The updated NI 43-101 resource report discloses an approximate 53% increase in the Measured and Indicated mineral resource from the Company’s 2018 resource estimate and establishes Cauchari-Olaroz as the second largest known brine lithium resource in the world as of the date hereof.

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On October 31, 2018, Lithium Americas completed the Transaction with Ganfeng and SQM with respect to the Cauchari-Olaroz lithium project. As a result of the Transaction, Lithium Americas increased its interest in Minera Exar, the holding company for Cauchari-Olaroz, to 62.5% from 50.0% with Ganfeng holding the remaining 37.5%.

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Development activities are on schedule with the advancement of detailed engineering, ponds construction, production wells drilling, camp construction, plant design and supply purchases to support the start of Stage 1 production in 2020.

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Two evaporation ponds are completed and an additional four ponds are under construction. The filling of the first pond with brine commenced in October 2018. A total of seven wells are currently pumping brine to the ponds and three more wells are under construction. Filling of the second pond is expected to start in April 2019.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

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Engineering is continuing and is on track to support the procurement and construction activities. Requests for quotations for most of the long lead equipment items were issued and firm proposals are under evaluation. The first plant construction package was awarded and the contractor mobilized to perform the work. Procurement is advancing on schedule for equipment related to pond operations.

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A total of $57 million was advanced to Minera Exar in 2018 (including $34 million by the Company) in the form of equity contributions and loans to fund the construction. An additional $60 million was advanced to Minera Exar subsequent to the year ended December 31, 2018 (including $37.5 million by the Company).

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Minera Exar has increased the size of its team to support operations and construction activities. There are currently more than 200 full-time Minera Exar employees. Currently 476 people are working at the site, 172 are Minera Exar employees and 304 are contractors. Current camp capacity at the site accommodates 554 people and an additional 128 beds will be added in early 2019 in preparation for construction activities.

•	Initial Stage 1 capital cost estimate of $425 million, on a 100% basis and before value-added taxes (“VAT”), remains unchanged.
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Construction continued in accordance with the schedule despite a heavier than usual rain season in the region in February 2019. Dilution to the ponds is not expected to have a major impact at this stage of the project.

Lithium Nevada:

•	On August 2, 2018, the Company filed the preliminary feasibility study for the Thacker Pass lithium project (“Thacker Pass”).
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Water rights were secured during 2018 and are expected to be sufficient for all of Phase 1 production and a portion of Phase 2 (as defined in the PFS). These water rights will be subject to a prescribed regulatory process to transfer the point of the diversion and manner of use prior to the start of production.

•	The permitting process for Thacker Pass is underway, with environmental baseline data collection complete and a conceptual Mine Plan of Operations submitted to the Bureau of Land Management (“BLM”).
•	An exploration program was completed in 2018 and included new surface geological mapping, expansion drilling at the proposed pit area and exploration of new target areas.
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A pilot plant and laboratory has been constructed and commissioned in Reno, Nevada to optimize the process (predominantly to reduce the consumption of sulfuric acid), prepare tailings samples for stability and geochemical analysis and to provide feed samples to vendors who will design the equipment and provide performance guarantees.  The Company is considering the production of lithium hydroxide directly from lithium sulfate to provide added flexibility to market demand.

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The Company intends to prepare a NI 43-101 compliant feasibility study detailing the status of the permitting process and outcomes of the 2018 exploration program and pilot plant testing in due course, along with other applicable updates (such as the permitting process).

•	The Company is evaluating potential partnership and financing scenarios for Thacker Pass.

RheoMinerals:

•	The sales of RheoMinerals for the year ended December 31, 2018 were $4.8 million (2017 – $4.3 million). Sales for the three months ended December 31, 2018 were $1.5 million (2017 - $0.5 million).
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As a result of lower than expected sales, the Company recognized $11,580 impairment of Organoclay property, plant and equipment. The Company is reviewing RheoMinerals’ business plan with the aim to make the business profitable.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Finance:

•	As at December 31, 2018, the Company had $41.6 million in cash and cash equivalents.
•	As part of the Transaction, Minera Exar repaid $25 million of its outstanding indebtedness to the Company.
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The Company has a $205 million credit facility to finance its share of capital expenditures in Minera Exar. Since the start of 2018, the Company has drawn $55 million under this credit facility ($17.5 million of which was drawn in 2018). As part of the Transaction, Ganfeng also provided LAC an additional $100 million unsecured, limited recourse, subordinated loan facility, which is undrawn at the date of this MD&A, increasing LAC’s overall credit availability to $250 million (excluding drawdowns to date).

Corporate

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In August 2018 the Company appointed Mr. Jonathan (Jon) Evans as President and Chief Operating Officer. Jon brings over 20 years of executive operations experience to his new role, including five years as a general manager of the Lithium Division at FMC Corp. Due to the executive appointment, Jon resigned as a director of Lithium Americas.

OUTLOOK

The Company continues to focus on advancing the Cauchari-Olaroz and Thacker Pass projects to production to meet the growing global demand for lithium.

In Argentina, the Company’s primary focus is continuing the construction and development of the Caucharí-Olaroz lithium project. Pond construction is on schedule to complete all evaporation ponds covering 12 km2 during the first quarter of 2020. Processing plant construction has commenced and is expected to be completed in the second half of 2020 and the project remains on track to reach production under the current development plan in 2020.

Additionally, the Company continues to advance engineering work and mine plan design for its Thacker Pass project in Nevada, USA. The Company has also completed environmental baseline data collection and is advancing its permitting applications. The Mine Plan of Operations is expected to be submitted to the BLM and the Environmental Impact Statement (“EIS”) process is expected to commence in the second half of 2019.

Following the release of the Preliminary Feasibility Study in August 2018, through development of a pilot plant in Reno, Nevada, the Company is considering the production of lithium hydroxide directly from lithium sulphate to provide added flexibility. Commissioning of the pilot plant is underway, with testing and optimization expected to commence in the near term. The Company is undertaking the necessary work to prepare a detailed feasibility study for the Thacker Pass project, which is expected to be released in due course.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

DESCRIPTION OF BUSINESS

Cauchari-Olaroz Project, Jujuy Province, Argentina

FIGURE A FILLING OF THE FIRST EVAPORATION POND.

FIGURE B CONSTRUCTION OF THE SECOND EVAPORATION POND IS COMPLETE.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Resource Update

On April 1, 2019, the Company published the technical report dated March 31, 2019, with an effective date of March 1, 2019, entitled “NI 43-101 Technical Report Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina” (“Cauchari TR”). Included in the Cauchari TR is an updated Mineral Resource estimate for the Cauchari-Olaroz Project as summarized in the table below, reported on a 100% project equity basis. LAC no longer reports a potassium Mineral Resource on the project.

Mineral Resources

The Mineral Resource estimate below is expressed relative to a lithium grade cut-off of greater than or equal to 300 mg/L.

Updated Mineral Resource Estimate for Lithium at the Cauchari-Olaroz project
Category	Average Lithium Grade (mg/L)	Brine (m3)	Lithium Metal	LCE (tonnes)
Measured	587	1.11E+09	651,100	3,465,700
Indicated	580	4.70E+09	2,726,300	14,511,500
Measured + Indicated	581	5.81E+09	3,377,400	17,977,200
Inferred	602	1.59E+09	957,400	5,096,000

Notes:

(1)	The Mineral Resource estimate has an effective date of February 13, 2019.
(2)	Mineral Resources have a cut-off grade of 300 mg/L of lithium.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves.
(4)	LCE is calculated based on the following conversion factor: mass of LCE = 5.322785 x mass of lithium metal.

The updated resource provided above constitutes a change of -1% for total average lithium concentration of Measured + Indicated (585 mg/L vs. 581mg/L) and a change of +53% for total LCE Measured + Indicated (11,752,000 tonnes LCE vs. 17,977,200 tonnes LCE). The increase in overall mass can be attributed to the expansion and deepening of the Resource Evaluation Area based on exploration results obtained in 2017 and 2018. The decline in total average concentration can be attributed to the updated Resource estimate affected by the 2017 and 2018 range of samples collected in SdO and Archibarca areas of the Cauchari-Olaroz Project. When spatially averaged with the lithium concentration of SdC samples, which essentially dominated the prior estimate, the updated estimate has a relatively small percentage decrease in the overall concentration of lithium.

Technical Information

Detailed scientific and technical information on the Cauchari-Olaroz Project can be found in the Cauchari TR that was filed with the securities regulatory authorities in each of the provinces of Canada on April 1, 2019. The Cauchari TR has an effective date of March 1, 2019 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Wayne Genck, P.Eng. and Daniel Weber, P.G., RM-SME, each of whom is a “qualified person” for the purposes of NI 43-101.

Project Development Status

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Evaporation pond construction continues as scheduled. Two evaporation ponds are complete and four are under construction. The filling of the first pond with brine commenced in October 2018 and currently seven production wells are pumping brine to that pond. Minera Exar secured the supply of liner for the ponds under construction and is progressing the installation and testing.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

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Minera Exar completed the transition from the previous joint venture with SQM. During the last few months additional personnel were hired and a fully dedicated team is now working under the direction of Minera Exar’s management including administration, operations and project management.

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The current project organization represents an integrated team comprising engineering (detailed engineering is executed in the Santiago Office of Hatch Ltd. (“Hatch”), who has been engaged to provide services to the project), procurement and construction – all under responsibility and leadership of Minera Exar. The core Minera Exar project team is based in San Salvador de Jujuy and the project site which allows management to be more effective, efficient and integrated.

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Currently 476 people are working at the site, 172 are Minera Exar employees and 304 are contractors. Current camp capacity at the site accommodates 554 people and an additional 128 beds will be added in early 2019.

•	A campaign to complete production wells is progressing as planned and additional resources/equipment were mobilized to site.
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Engineering continues and is on track to support carbonate plant construction packages and to continue with ponds construction. The first plant construction work package has been awarded (platform for operations camp and carbonate plant) and the contractor was mobilized at the site. The procurement team has developed the list of critical and long lead items to support the current project schedule and most of the requests for quotations (RFQs) associated with those items have been issued. Firm proposals have been received and are under evaluation; contracts are expected to be awarded in accordance with the schedule, including the supply of the main buildings structural steel that is expected to be awarded shortly, as well as the operations camp.

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Progress was made on the construction of facilities and infrastructure to transport brine to ponds from existing wells and on additional platforms and roads to support the production wells campaign and brine transportation.

•	Minera Exar continues the permitting process for the gas pipeline with a gas transportation company.

Permitting

To date, Minera Exar has completed numerous environmental studies to support the establishment of Cauchari-Olaroz’s environmental baseline. Environmental evaluations have been performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for the exploitation phase was originally presented in connection with the mine plan under the initial reserve estimate and mine plan that LAC completed on Cauchari-Olaroz in 2012, and that was later modified to accommodate the current mine plan.

The update to the Environmental Impacts Report for the exploitation for the Cauchari-Olaroz project based on a 25,000 tonnes per annum (“tpa”) rate of production and in the manner contemplated in the Stage 1 DFS (as defined below), was approved by the relevant provincial regulatory authorities in the latter half of 2017. In 2017, Minera Exar also received approval for the construction of the Cauchari-Olaroz project from the agency in Jujuy tasked with assessing the impact and benefits to the province of any proposed lithium project.

The surface rights of the area subject to exploitation are owned by local aboriginal communities. In 2017, Minera Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Minera Exar. For those contracts in which development and mining are not specifically addressed, Minera Exar is working with the relevant community to extend the coverage of the contract to those areas. Minera Exar is also supporting local communities through a number of infrastructure and education programs.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Workforce

Minera Exar’s office in Jujuy is coordinating recruitment and other human resource initiatives in the regional community. Considering the Company’s commitment to the local communities, numerous local service providers have been engaged to provide services to Minera Exar and a training program is in place, providing operations training to people in the local communities. A proactive approach was taken to develop a training program for positions to be filled during construction and operations, which includes manuals and practice activities at site.

JEMSE Arrangement

During 2012, Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all Minera Exar's annual commitments related to the project’s debt have been met.

Project Financing

In 2017, the Company closed two financings, with Ganfeng and with Bangchak. Between the two financings, Lithium Americas raised approximately $285 million in debt and equity.

In connection with the Transaction, Ganfeng has provided Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility. In addition, Ganfeng has also provided a loan to Minera Exar and Minera Exar repaid $25 million of its outstanding indebtedness to the Company.

See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and under “Our Business”, “2018 Highlights” and “Subsequent Events” above.

Political and Economic Changes in Argentina

The Argentine economy underwent significant positive changes in late 2015, 2016 and 2017 as a result of measures that the new government took to reduce or remove controls and restrictions on capital flows. Since taking office in December 2015, President Mauricio Macri has moved swiftly to appoint a business-friendly cabinet and implement a series of major fiscal, political and regulatory policy measures. President Macri lifted foreign exchange controls that had been in place since 2011, and abolished export taxes on many agricultural and industrial goods, including lithium. Additionally, the Province of Jujuy, where the project is located, is very supportive of the development of the project.

Argentina enacted comprehensive tax reform (Law No. 27,430 (the “Law”)), through publication in the Official Gazette on December 29, 2017. The Law was generally effective January 1, 2018. Specifically, the Law introduces amendments to corporate income tax, personal income tax, VAT, tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels and tax on the transfer of real estate. It also establishes a special regime comprising an optional revaluation of assets for income tax purposes. The reform, coupled with an agreement with Argentina’s provinces to reduce regional sales taxes, is expected to reduce the Company’s tax burden and improve the efficiency of the taxation system.

2018 has been challenging for Argentina’s economy with a drought negatively affecting agricultural sector revenues and exports, the devaluation of the peso and high inflation. The country sought financial support from the International Monetary Fund to help provide stability to the currency. On September 4, 2018, the Argentinian authorities issued Executive Order No. 793/2018 establishing an export tax of 12% over all goods exported from Argentina, applicable from September 4, 2018, to December 31, 2020.  The tax is capped at 4 Argentinian pesos

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

per U.S. dollar for primary products, including agricultural goods, and 3 pesos per dollar on other exports. This action was part of a larger plan that included other austerity measures and invoking an International Monetary Fund assistance loan.

Planned Activities on the Project

In the near term, the Company’s development plan at Cauchari-Olaroz includes the following principal activities:

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Evaporation Ponds – As of the date hereof, two are complete, four ponds are under construction, with the remaining ponds to follow, with a target to complete them by late Q1 2020. Production wells are pumping brine into the first pond and the remaining ponds will follow in due course.

-	Production Wells – Construction of production wells is underway, and by mid-Q2 2019 the Company expects to have six drill rigs mobilized at site, with a seventh available if needed.
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Civil – Contracts have been awarded for earthworks (plant and operations camp), concrete supply and other key items. Construction of the plant and operations camp continue as planned, with construction of the plant expected to begin early Q2 2019.

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Staffing – Minera Exar continues the process of hiring staff for the construction. Operations camp construction contracts are in final stages of negotiations. Current camp capacity at the site accommodates 554 people and an additional 128 beds will be added in early 2019.

-	Procurement – Minera Exar is in the process of reviewing proposals for long lead items and expects to finalize such awards in due course, including liner supply contracts for the remaining ponds.

Thacker Pass Project, Nevada, USA

The Company is advancing the 100%-owned Thacker Pass project, a clay-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada (“Thacker Pass” or the “Project”), through its wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

Project Details

The Thacker Pass Project is located in Humboldt County in northern Nevada, USA. The Project is situated at the southern end of the McDermitt Caldera, approximately 100 km northwest of Winnemucca, 33 km northwest of Orovada, and 33 km due south of the Oregon border. The Project is accessible via a paved highway with good regional infrastructure including power and rail.  Northern Nevada is recognized as one of the most concentrated areas in the world for skilled mining labor and services.

The Project has been designed to avoid environmentally-sensitive and rugged terrain, which is expected to reduce permitting timelines, construction risk and costs. The plant and tailings facilities are in the low-lying area of Thacker Pass and immediately adjacent to the pit, which houses the Thacker Pass deposit, the largest known lithium deposit in the USA and highest-grade known sedimentary lithium deposit in the world.  The flat and expansive terrain allows for a compact footprint and future potential expansions.

Preliminary Feasibility Study (“PFS”)

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On April 5, 2018 the Company updated the Measured and Indicated mineral resource at its Thacker Pass project to 6.0 million tonnes of lithium carbonate equivalent (“LCE”) at 2,917 parts per million lithium (“ppm Li”) and the Inferred mineral resource to 2.3 million tonnes of LCE at 2,932 ppm Li. This represents an approximate 80% increase in the Measured and Indicated mineral resource from the Company’s 2016 resource estimate and currently establishes Thacker Pass as the largest known lithium resource in the United States.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

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On June 21, 2018 the Company announced the PFS results and on August 2, 2018 filed the PFS for its Thacker Pass lithium project. The PFS, prepared and approved by WorleyParsons Canada Inc., demonstrates a design capacity of 60,000 tonnes per annum (“tpa”) of battery-grade lithium carbonate (“Li2CO3”) with initial production capacity of 30,000 tpa (“Phase 1”) and increasing to 60,000 tpa (“Phase 2”), with a life of mine (LOM) of 46 years. The PFS contemplates average LOM operating costs of $2,570/t of Li2CO3, net of credits from sulfuric acid and electricity sales. Initial capital costs, including a 19% contingency, are estimated at $581 million for Phase 1, and $478 million for Phase 2. Average annual EBITDA of $520 million ($246 million – Phase 1), after-tax NPV of $2.6 billion (at an 8% discount rate) and after-tax IRR of 29.3% are projected, assuming a price of $12,000/t for battery-grade Li2CO3.

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Lithium Nevada has identified extensions of high-grade (average 3,998 ppm Li) and near-surface lithium mineralization adjacent and northwest of the proposed 2012 pit boundary. In addition, exploration drilling was completed during 2018 in the Southwest Basin, located less than two kilometers south of the PFS pit boundary, where lithium-enriched claystone was first discovered during the 2017 exploration program.

•	The PFS for Thacker Pass, with effective date August 1, 2018, is available on SEDAR website, www.sedar.com.

Metallurgical Process Development

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Metallurgical test work for the PFS was carried out at production facilities owned and operated by Ganfeng in Jiangxi Province, China. Confirmatory testing was carried out at an accredited laboratory in North America.  The process test work benefited from a close collaboration between Ganfeng and Lithium Americas’ respective technical teams.

•	The process assembles and optimizes commercially-proven techniques in metallurgy in a novel configuration.
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A new pilot plant and laboratory has been constructed and commissioned in Reno, Nevada to optimize the process (predominantly to reduce the consumption of sulfuric acid), prepare tailings samples for stability and geochemical analysis and to provide feed samples to crystallizer vendors who will design the equipment and provide performance guarantees.

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The results of the pilot plant test work will be used to finalize the design of the front-end of the process where lithium is extracted (dissolved) from the ore. In accordance with the PFS, this portion of the flowsheet currently represents nearly 40% of OPEX and additional test work will be conducted to optimize the efficiency of sulfuric acid while minimizing the dissolution of other elements.

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The designer of the crystallizer will receive several bulk samples of lithium sulfate brine produced by the pilot plant in Reno. The crystallizer engineering provider will produce lithium carbonate and lithium hydroxide from the lithium sulfate samples and also is expected to provide a performance guarantee for the plant-scale facility based on the results obtained on these bulk samples. The process to convert the lithium sulfate brine to lithium hydroxide and lithium carbonate will be tested and confirmed by the pilot plant.

Exploration

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Further exploration drilling commenced in Q2 2018 and concluded in Q4 2018.  Key activities included new surface geological mapping, a marker bed horizon study, expansion drilling at the proposed pit area, step-out drilling in the Southwest Basin (where high-grade lithium claystone was first discovered in 2017), and exploration of new target areas.

Permitting

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Lithium Americas began the permitting process in Q1 2018 by commencing baseline data collection and to date has performed more than 40 environmental baseline studies within the project area. The baseline data collection process was substantially complete by Q4 2018 and has since been fully completed.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

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A conceptual Mine Plan of Operations (“MPO”) was submitted to the BLM in Q4 2018 for review and comment. Final baseline reports, final MPO and a consolidated Environmental Report will be submitted to allow the BLM to prepare a Draft EIS in the second half of 2019.  Approvals are expected to be issued following the regulatory conclusion of the Final EIS.

Environmental Sustainability

•

Consistent with Lithium Americas’ focus on environmental sustainability, Lithium Nevada and the University of Nevada, Reno Foundation (“UNR Foundation”) founded the Great Basin Sagebrush Restoration Fund (the “Fund”). The Fund’s mission is to improve sagebrush habitat through effective habitat rehabilitation methods. The Fund is administered by the UNR Foundation. Lithium Nevada has provided the seed financing to kick-start the long-term initiative and is entitled to one nominee on the Fund's board of directors. Several major mining companies have made multi-year funding commitments to the Fund, and it is anticipated that other industry partners will also participate to expand the research program.

•	The rehabilitation tools developed by the Fund have been recently deployed to assist a federal agency with the rehabilitation of federal lands impacted by recent large wildfires in Nevada.

Stakeholder Relations

•	The Company has developed a stakeholder engagement strategy that includes early and transparent engagement, continuous communication and feedback in the design process, and community benefits.
•	Open houses were held in Winnemucca and Orovada in July 2018 to communicate progress on the Thacker Pass Project and answer questions.
•	The Company provided education funding for three local schools in 2017 and continued this engagement in 2018.

RheoMinerals Business

Most of RheoMinerals’ $4.8 million sales in 2018 (2017 - $4.3 million) were to oil and gas service sector customers.

In fiscal year 2016, RheoMinerals entered into a Technical Assistance and Royalty Agreement (the “Delmon Agreement”) with Delmon Co. Ltd., part of The Delmon Group of Companies (“Delmon”) in Saudi Arabia. Under this agreement, RheoMinerals has collaborated with Delmon in the design and construction of a manufacturing facility in Saudi Arabia (the “Delmon Plant”) for specialty additives used in oil-based drilling fluids. The initial product offering includes NAF-GEL organophilic bentonite and NAF-TROL HT organophilic leonardite products. RheoMinerals will receive $1.2 million (of which $0.9 million has been received) in progress payments upon Delmon achieving certain construction and operational milestones in addition to the reimbursement of expenses and costs of technical personnel. Under the Delmon Agreement, RheoMinerals will also receive royalties from future Delmon Plant production, including a 12.5% net profit royalty payable for seven years from the manufacturing completion date (as defined in the Delmon Agreement) and a 3% gross profit royalty on new products payable for seven years from the date of sale of any new product. The manufacturing plant has been successfully commissioned and product sales from the plant by Delmon are expected to commence in 2019.

As a result of lower than expected sales, the Company recognized $11,580 impairment of Organoclay property, plant and equipment. The Company is reviewing RheoMinerals’ business plan with the aim to make the business profitable.

11

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

SELECTED FINANCIAL INFORMATION

The following selected financial information is presented in thousands of US dollars, shares and equity instruments in thousands, unless otherwise stated and except per share amounts.

Share Consolidation

As authorized by its shareholders, as part of the NYSE listing process, the Company implemented a consolidation of its outstanding Common Shares effective from November 8, 2017 on the basis of one new common share for every five outstanding Common Shares. The share consolidation affected all issued and outstanding Common Shares, stock options, restricted share units and deferred share units. All information relating to basic and diluted earnings per share, issued and outstanding Common Shares, stock options, restricted share units, deferred share units, and per share amounts in this report have been adjusted retrospectively to reflect the share consolidation.

Selected Annual Financial Information

The following table provides a brief summary of the Company’s financial operations for the year ended December 31, 2018 (“FY 2018”), December 31, 2017 (“FY 2017”), and for the fifteen months ended December 31, 2016 (“FY 2016”). The Company changed its fiscal year end from September 30 to December 31, effective 2016.  As a result, the 2016 period is the fifteen months period ended December 31, 2016. The Company changed its year end in order to align it with the Joint Venture for reporting and planning purposes as well as to bring its financial reporting timetable in line with the other companies in the industry.

For more detailed information, refer to the audited consolidated financial statements for the FY 2018, FY 2017, and FY 2016 which can be found on the SEDAR website (www.sedar.com).

	Year ended December 31, 2018	Year ended December 31, 2017	Fifteen months ended December 31, 2016
	$	$	$
Organoclay sales	4,843	4,290	1,154
Expenses	(31,425)	(28,320)	(17,612)
Net loss	(28,267)	(33,250)	(27,724)
Total comprehensive loss	(32,446)	(31,240)	(28,945)
Loss per share - basic and diluted	(0.32)	(0.44)	(0.50)
Cash and cash equivalents	41,604	55,394	8,056
Loans to Joint Venture	12,609	11,479	-
Investment in Joint Venture	35,282	19,637	13,136
Total assets	103,939	113,491	45,301
Total long-term liabilities	(18,296)	(1,000)	(1,072)

The Company started to recognize revenues from organoclay sales on April 1, 2016, upon the organoclay plant achieving intended use status and sales have been increasing in 2017 and 2018 as operations ramped up. Expenses and net loss increased from 2016 to 2017 primarily due to increases in exploration expenditures, stock-based compensation and general and administrative expenses as a result of increases in corporate activities and expansion of Lithium Nevada project development activities. The decrease in net loss in 2018 from 2017 is discussed in the Results of Operations – Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017 section further in this report. Total Comprehensive Loss includes net loss as well as unrealized loss in 2018 and gains in 2017 and 2016 on translation to reporting currency.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash and cash equivalents increased in 2017 as a result of the closing of equity financings with Ganfeng and Bangchak and decreased in 2018 as a result of operating and investing activities, partially offset by cash provided by financing activities. Investment in Joint Venture increased in 2018 and 2017 as a result of contributions of the Company to advance construction activities.  The increases in Loans to Joint Venture and in Total assets are analyzed in Quarterly information below.

Quarterly Information

Selected consolidated financial information is presented as follows:

	2018				2017
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Total assets	103,939	108,105	103,868	107,866	113,491	118,462	86,017	48,517
Investment in Joint Venture, as at the end of the period	35,282	29,811	29,795	26,026	19,637	7,981	7,507	11,649
Equity contributions to Joint Venture during the period	7,719	272	4,140	6,662	13,434	283	-	-
Loans to Joint Venture, as at the end of the period	12,609	25,239	16,726	11,698	11,479	11,255	5,079	5,019
Loans to Joint Venture during the period	11,500	8,000	4,500	-	-	6,000	-	5,000
Property, plant and equipment	5,423	17,488	17,730	17,859	18,070	18,078	17,876	18,066
Working capital	43,574	28,834	32,572	47,773	57,494	73,804	50,923	9,620
Organoclay sales	1,472	1,420	855	1,096	452	1,059	1,612	1,167
Expenses	(11,956)	(6,457)	(7,353)	(5,659)	(5,863)	(10,098)	(7,969)	(7,969)
Net loss for the period	(9,618)	(7,433)	(6,649)	(4,567)	(5,805)	(12,759)	(9,726)	(4,960)
Basic and diluted loss per common share	(0.11)	(0.08)	(0.08)	(0.05)	(0.05)	(0.15)	(0.15)	(0.15)

Note: Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.

The Company’s total assets increased through 2017 due to proceeds from financings offset by expenses incurred. The Company received $7,297 in Q1 2017 and $40,163 in Q2 2017 pursuant to an investment agreement with Ganfeng and $33,539 in Q3 2017 in accordance with the investment agreement with Bangchak. Total assets decreased in Q1 and Q2 2018 mainly due to expenses incurred and increased in Q3 2018 as a result of increase in the loans to the Joint Venture, funded by drawdowns from the line of credit. Total assets decreased in Q4, 2018, as a result of expenses incurred and an impairment of Organoclay property, plant and equipment (which also resulted in a decrease in Property, plant and equipment balance) partially offset by gain on increase of interest in Joint Venture.

The investment in Joint Venture balance increased in 2017 and in 2018 due to equity contributions to the Joint Venture, partially offset by the Company’s share of loss in the Joint Venture. As part of the Transaction, Minera Exar repaid $25,000 to the Company in Q4 2018. In Q4 2018 Investment in Joint Venture increased due to $7,719 in equity contributions and a $6,104 gain on increase of interest in Joint Venture as a result of the Transaction, partially offset by $8,004 return of investment as a result of the Transaction and share of loss of the Joint Venture.  Effective July 1, 2017, the Joint Venture’s Cauchari-Olaroz project entered the development phase. Accordingly, all costs directly attributable to the project which were expensed before July 1, 2017 as exploration expenditures have started to be capitalized from that date.

In Q1-Q3 2017 the working capital increased due to the closing of financings with Ganfeng and Bangchak. The working capital decreased in Q4 2017 and Q1, Q2 and Q3 2018 as a result of equity contributions and loans made by the Company into the Joint Venture as detailed above, as well as exploration expenditures at Lithium Nevada and general and administrative expenditures. The working capital increased in Q4 2018 primarily as a result of $25,000 repaid by Minera Exar to the Company as part of the Transaction.

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

The increase in the Company’s expenses in Q4 2018 was a result of the $11,580 impairment of Organoclay property, plant and equipment and $974 in transaction costs, partially offset by a $6,104 gain on increase of interest in Joint Venture as a result of the Transaction. The increase in the Company’s expenses and net loss for the period in Q2 2018 compared to Q1 2018 was primarily due to exploration and development expenditures on the Thacker Pass project and annual bonuses awarded in Q2 2018. The increase in the Company’s expenses in Q3 2017 compared to Q2 2017 was primarily due to higher exploration expenditures on the Thacker Pass project, bonuses awarded in Q3 2017, and stock-based compensation expense due to new stock options and restricted share units (“RSUs”) granted in Q3 2017. The increase in the Company’s net loss in Q3 2017 was a result of the increase in expenses and higher foreign exchange loss due to the strengthening of the Canadian dollar against the US dollar during the period. The Company holds most of its cash in US currency. The increase in the Company’s expenses in Q2 2017 compared to Q1 2017 was primarily due to the Company’s share of loss in the Joint Venture due to the increase in activity on the Cauchari-Olaroz project and stock-based compensation expense due to new stock options and RSU grants in Q2 2017.

Results of Operations – Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following table summarises the key items that resulted in the decrease in net loss for the year ended December 31, 2018 versus the year ended December 31, 2017, as well as certain offsetting items:

Financial results	Years ended December 31,		Change
	2018	2017
	$	$	$
Organoclay sales	4,843	4,290	553
Cost of sales	(6,800)	(6,103)	(697)
Exploration expenditures	(10,015)	(4,339)	(5,676)
Organoclay research and development	(578)	(423)	(155)
General and administrative expenses	(9,419)	(7,296)	(2,123)
Share of loss in Joint Venture	(347)	(4,850)	4,503
Stock-based compensation	(4,616)	(11,412)	6,796
Gain on increase of interest in Joint Venture	6,104	-	6,104
Impairment of Organoclay property, plant and equipment	(11,580)	-	(11,580)
Transaction costs	(974)	-	(974)
Foreign exchange gain/(loss)	3,828	(3,759)	7,587
Other income	1,287	642	645
Net Loss	(28,267)	(33,250)	4,983

Net loss for the year ended December 31, 2018 was $28,267 compared to $33,250 for the year ended December 31, 2017. The decrease in the net loss was mainly attributable to the one-time gain on increase of interest in Joint Venture, lower loss from the Joint Venture (as most costs were capitalized in the year ended December 31, 2018, but expensed during the first two quarters of 2017), lower stock-based compensation and higher foreign exchange gain partially offset by an impairment charge on Organoclay property, plant and equipment, transaction costs, higher exploration expenses at the Thacker Pass project and higher general and administrative expenses.

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Organoclay Sales and Cost of Sales

The organoclay sales during the year ended December 31, 2018 were $4,843 (2017 - $4,290), with related production costs of $5,681 (2017 - $5,339) and depreciation expense of $1,119 (2017 - $764) resulting in gross loss of $1,957 (2017 - $1,813).

Expenses

Exploration expenditures during the year ended December 31, 2018 of $10,015 (2017 – $4,339) increased mostly due to drilling, permitting and engeneering activities at the Thacker Pass project.

Organoclay research and development costs are consistent from period to period and include costs of operating the research and development team and lab for new organoclay product development.

Loss from the Joint Venture during the year ended December 31, 2018 of $347 (2017 – $4,850) represents the Company’s share of the Joint Venture losses for the Cauchari-Olaroz project. In July 2017, the Joint Venture’s Cauchari Olaroz project entered the development phase. Effective July 1, 2017, all costs directly attributable to the project are being capitalized. The Company’s share of the Joint Venture losses decreased during the year ended December 31, 2018 compared to the same period of 2017 as the majority of costs incurred during the year ended December 31, 2018 were capitalized as project development costs.

Stock-based compensation during the year ended December 31, 2018 of $4,616 (2017 - $11,412) is a non-cash expense and consists of the $3,189 (2017 – $4,423) estimated fair value of stock options, the $946 (2017 – $6,989) fair market value of RSUs, and the $481 (2017 – nil) fair value of PSUs vested during the period. During the year ended December 31, 2018, the Company granted 90 stock options, 246 RSUs of which 197 RSUs were granted in lieu of salaries recorded in accrued liabilities, 699 PSUs to its employees and officers and 87 DSUs to its independent directors in lieu of directors’ fees. Higher stock-based compensation in 2017 was mainly due to a one-time bonus granted to certain executives of the Company in connection with the successful completion of the Ganfeng and Bangchak financings.

Included in General and Administrative expenses during the year ended December 31, 2018 of $9,419 (2017 - $7,296) are:

-

Office and administrative expenses of $1,331 (2017 - $743) include Vancouver, Reno, and Toronto office rent, insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses. The increase in this category is mainly due to higher directors’ and officers’ insurance and compliance costs as a result of the NYSE listing.

-

Professional fees of $1,247 (2017 - $926) consist of legal fees of $571 (2017 – $436), consulting fees of $412 (2017 - $256), public relations fees of $34 (2017 - $95), and accounting fees of $230 (2017 - $139). Professional fees were higher during the year ended December 31, 2018 due to increased activities at corporate and Lithium Nevada.

-	Salaries and benefits of $4,410 (2017 - $3,746) increased due to hiring of additional employees in 2018, employee bonuses accrued in Q2 2018, and an increase in directors’ fees.
-	Regulatory and filing fees of $826 (2017 - $403) increased due to the costs of listing the Company on the NYSE and the filing of the base shelf prospectus in 2018.

Other Items

During the year ended December 31, 2018 the Company recognized a foreign exchange gain of $3,828 (2017 – loss of $3,759). The gain was due to the strengthening of the US dollar against the Canadian dollar and a higher US dollar denominated cash balance during the year ended December 31, 2018. The Company holds most of its cash in US currency in the parent company with Canadian dollar functional currency.

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Other income during the year ended December 31, 2018 was $1,287 compared to other income of $642 in 2017. Included in other income during the year ended December 31, 2018 are $702 in interest income on cash, $796 interest income on the loans to the Joint Venture and $353 of proceeds received by RheoMinerals from Delmon, partially offset by $338 of interest expense on the senior credit facility and $232 of withholding tax on loan interest payment to the Company from Minera Exar. Included in other income in 2017 was $410 of Delmon proceeds, $400 in interest income on cash and $240 in interest income on the loans to the Joint Venture partially offset by $400 of equipment write-offs at RheoMinerals.

Results of Operations – Three Months Ended December 31, 2018 Compared to the Three Months Ended December 31, 2017

The following table summarises the key items that resulted in the increase in net loss for the three months ended December 31, 2018 (Q4 2018) versus the three months ended December 31, 2017 (Q4 2017), as well as certain offsetting items:

Financial results	Quarters ended December 31,		Change
	2018	2017
	$	$	$
Organoclay sales	1,472	452	1,020
Cost of sales	(1,802)	(1,102)	(700)
Exploration expenditures	(2,692)	(1,716)	(976)
Organoclay research and development	(155)	(107)	(48)
General and administrative expenses	(1,864)	(1,961)	97
Share of loss in Joint Venture	(76)	(398)	322
Stock-based compensation	(719)	(1,683)	964
Gain on increase of interest in Joint Venture	6,104	-	6,104
Impairment of Organoclay property, plant and equipment	(11,580)	-	-
Transaction costs	(974)	-	(974)
Foreign exchange gain	2,305	397	1,908
Other income	363	313	50
Net Loss	(9,618)	(5,805)	7,767

Net loss for the three months ended December 31, 2018 was $9,618 compared to $5,805 for the three months ended December 31, 2017. The increase in the net loss was mainly attributable to an impairment charge on Organoclay property, plant and equipment, transaction costs for the sale of equity interest in Minera Exar by SQM and higher exploration expenses at the Thacker Pass project, partially offset by gain on increase of equity interest in Minera Exar as a result of the Transaction, lower stock-based compensation, lower general and administrative expenses and higher foreign exchange gain.

Organoclay Sales and Cost of Sales

The organoclay sales in Q4 2018 were $1,472 (Q4 2017 - $452), with related production costs of $1,444 (Q4 2017 - $1,043) and depreciation expense of $358 (Q4 2017 - $59) resulting in gross loss of $330 (Q4 2017 - $650).

Expenses

Exploration expenditures in Q4 2018 of $2,692 (Q4 2017 – $1,716) include expenditures incurred for the Thacker Pass project. The increase in the Company’s exploration expenditures is mostly due to advancing the Thacker Pass project.

Organoclay research and development costs are relatively consistent from period to period and include costs of operating the research and development team and lab for new organoclay product development.

Loss from the Joint Venture in Q4 2018 of $76 (Q4 2017 – $398) represents the Company’s share of the Joint Venture losses for the Cauchari-Olaroz project.

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Stock-based compensation in Q4 2018 of $719 (Q4 2017 - $1,683) is a non-cash expense and consists of the $273 (Q4 2017 - $1,407) estimated fair value of stock options, the $114 (Q4 2017 - $276) fair market value of RSUs, and $331 (Q4 2017 – nil) fair value of PSUs vested during the period. In Q4 2018 the Company granted 10 RSUs and 27 DSUs to its directors, employees and officers. Higher stock-based compensation during Q4 2017 was mainly due to new stock option grants and RSU awards to the Company’s employees and officers and an increase in the trading price of the Company’s common shares.

Included in General and Administrative expenses in Q4 2018 of $1,864 (Q4 2017 - $1,961) are:

-

Office and administrative expenses of $388 (Q4 2017 - $245) includes Vancouver, Reno, and Toronto office rent, insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses. The increase in this category is mainly due to higher directors’ and officers’ insurance costs and compliance costs as a result of the NYSE listing.

-

Professional fees of $313 (Q4 2017 - $355) consist of legal fees of $149 (Q4 2017 – $180), consulting fees of $103 (Q4 2017 - $97), public relations fees of $nil (Q4 2017 - $16), and accounting fees of $61 (Q4 2017 - $62).

-	Salaries and benefits of $721 (Q4 2017 - $653) include salaries, benefits, and bonuses for the Company’s employees and directors’ fees. The increase in salaries and benefits is due to the new hires.
-	Regulatory and filing fees were $58 (Q4 2017 - $294). The decrease is due to the costs of listing the Company on the NYSE accrued in 2017.

Other Items

The Company recognized in Q4 2018 a foreign exchange gain of $2,305 (Q4 2017 – gain of $397). The gain was due to the strengthening of the US dollar against the Canadian dollar. The Company holds most of its cash in US currency.

Other income in Q4 2018 was $363 compared to other income of $313 in Q4 2017. Included in other income in Q4 2018 are $300 Delmon installment payment received and $166 interest income on the loans to the Joint Venture, partially offset by $269 accrued interest expense. Included in other income in Q4 2017 was mainly interest income on cash and on the loans to the Joint Venture.

Impairment of Non-current Assets

In accordance with the Company’s accounting policy, non-current assets are reviewed at each reporting date to determine whether there are any indications of impairment. An impairment loss is recognized when the carrying amount exceeds the recoverable amount.

For the year ended December 31, 2018, the Company recognized a non-cash impairment loss on Organoclay property plant and equipment of $11,580.

Indicators of impairment

As at December 31, 2018, management determined that slower than expected ramp up of the Organoclay business sales, resulting in the negative profitability of RheoMinerals, constituted an indicator of impairment. Therefore, the Company completed an impairment assessment for the Organoclay business cash-generating unit (“CGU”) whereby the carrying value of the CGU was compared to its recoverable amount. The estimated recoverable amount was calculated as the fair value less cost of disposal (“FVLCD”) for the CGU. FVLCD was calculated using a discounted future cash flow model. The calculation of FVLCD uses Level 3 valuation techniques. There were no impairment indicators with respect to the Company’s other business segments as at December 31, 2018.

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Key assumptions

The projected cash flows used in impairment testing are significantly affected by changes in assumptions for volume of sales, sales growth, production costs estimates, future capital expenditures, and discount rates. The determination of FVLCD includes the following key applicable assumptions:

•	EBITDA margin*: (8.3%) in 2019, 1% in 2020, 5.8% in 2021 and 9.9% in 2022 and beyond
•	Sales growth: 69% in 2019, 32% in 2020, 20% in 2021 and 2022 and 0% beyond
•	Operating and capital costs based on historical costs incurred and estimated forecasts
•	Production volume as indicated in the RheoMinerals’ business plan
•	After-tax real discount rate of 7.5%

* EBITDA margin is not a recognized measure under IFRS and therefore may not be comparable to those presented by other issuers. Please refer to the “Non-IFRS Measures” section of this MD&A for more information.

Sensitivities

The Company has performed a sensitivity analysis on CGUs where impairments were recorded. The Company calculated that a 1% decrease in sales would result in $359 additional impairment charge, and a 1% increase in the discount rate assumption would result in $553 additional impairment charge.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Years Ended December 31,
	2018 $	2017 $
Cash used in operating activities	(18,544)	(12,914)
Cash used in investing activities	(10,673)	(25,551)
Cash provided by financing activities	15,778	85,425
Effect of foreign exchange on cash	(351)	378
Change in cash and cash equivalents	(13,790)	47,338
Cash and cash equivalents - beginning of year	55,394	8,056
Cash and cash equivalents - end of year	41,604	55,394

As at December 31, 2018, the Company had cash and cash equivalents of $41,604 and working capital of $43,574 compared to cash and cash equivalents of $55,394 and working capital of $57,494 as at December 31, 2017.

On January 27, 2017, pursuant to the Ganfeng Investment Agreement (as defined herein), the Company issued to Ganfeng 2,250 Common Shares at a price of CDN$4.25 per share, for an aggregate cash subscription of CDN$9,563 ($7,297). On June 7, 2017, the Company issued to Ganfeng an additional 12,750 Common Shares at a price of CDN$4.25 per share, for an aggregate cash subscription of CDN$54,188 ($40,163). On July 14, 2017, pursuant to the Bangchak Investment Agreement (as defined herein), the Company issued to Bangchak 10,000 Common Shares at a price of CDN$4.25 per common share, for an aggregate cash subscription of CDN$42,500 ($33,539).

The Company will require additional working capital for further development of its lithium projects and to continue development of its Organoclay business. The timing and the amount of Lithium Nevada and RheoMinerals expenditures are within the control of the Company due to its direct and sole ownership.  Pursuant to the agreements governing the Joint Venture on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for that project require agreement between LAC and its Joint Venture partner. See Subsequent Events section of this MD&A.

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

The Company is in the development stage and as such, does not generate sufficient revenues from operations. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects.  The Company’s access to financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not now, nor does it expect in the future to engage in currency hedging to offset any risk of currency fluctuations. See the discussion under Risks and Uncertainties below.

Financings

Ganfeng and Bangchak Investment Agreements

During the year ended December 31, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with Ganfeng and the investment agreement (the “Bangchak Investment Agreement”) with Bangchak through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to these agreements, each of Ganfeng and Bangchak agreed to co-invest in the Company through a mixture of equity subscriptions and debt financing.

The investment agreements consisted of four key components:

•

An equity financing by each of Ganfeng and Bangchak.  Ganfeng subscribed for 15,000 Common Shares while BCP subscribed for 10,000 Common Shares at a price of CDN$4.25 per common share, for gross proceeds of approximately CDN$106,000 ($80,999).

•

A $205,000 credit facility agreement.  Under this agreement, each of Ganfeng and Bangchak have committed to advance $125,000 and $80,000, respectively, with proceeds to be used to fund the Company’s share of project development contributions for Stage 1 of the Cauchari-Olaroz project.  In 2018 the Company received $17,500 on its first drawdowns of this credit facility. Subsequent to the end of the year, the Company drew down an additional $37,500 on this credit facility.

•

Off-take entitlements in favour of Ganfeng and Bangchak for the purchase of up to 80% and 20% respectively, of the Company’s share of the Cauchari-Olaroz project’s Stage 1 lithium carbonate production at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

Investor rights agreement.  The Company entered into an investor rights agreement with each of Ganfeng and Bangchak.  Pursuant to these agreements, Ganfeng and Bangchak each have the right to nominate one individual to the board of directors of the Company so long as they maintain a 15% or more interest in the Company’s issued share capital.  Until March 31, 2019, each of Ganfeng and Bangchak had a participation right in connection with future financings to maintain a 17.5% interest and 16.4% interest respectively, so long as they maintain a 15% or more interest in the Company’s issued share capital.

The parties settled relevant agreements and satisfied all conditions over the course of the first half of 2017, and on July 14, 2017 completed the remaining equity subscriptions and entered into definitive agreements. Certain subsidiaries of the Company provided guarantees to both lenders, Bangchak and Ganfeng, in connection with the debt facility and provided a first priority security interest to both lenders on all assets except the interest in Minera Exar. The credit facility agreements contain certain representations and warranties, restrictions, events of default, and covenants, customary for agreements of these types.

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Base Shelf Prospectus

On February 7, 2018, the Company filed a final short form base shelf prospectus in each province of Canada, other than the Province of Quebec, to qualify the distribution, from time to time over a 25-month period, of up to $500 million of the Company’s debt and equity securities. The Company also filed a corresponding shelf registration statement with the SEC on Form F-10 under the Multijurisdictional Disclosure System. While the Company has no immediate plans to raise capital, the shelf prospectus provides financial flexibility and the ability to efficiently access capital markets as the Company pursues future growth opportunities in Argentina, Nevada and elsewhere.

Operating Activities

Cash used in operating activities during the year ended December 31, 2018, was $18,544 compared to $12,914 during the year ended December 31, 2017. The significant components of operating activities are discussed in the Results of Operations section.

Investing Activities

Investing activities consumed cash of $10,673 during the year ended December 31, 2018, compared to $25,551 during the year ended December 31, 2017. During the year ended December 31, 2018, the Company advanced $35,337 to Minera Exar as equity contributions and loans. In Q1-Q2 2017, the Company entered into loan agreements for $11,000 with Minera Exar. The advances and loans are used by Minera Exar for mining exploration or mining construction and development purposes. In 2018, pursuant to the Transaction, the Company received $25,000 as repayment of loans and investment in Joint Venture. During the year ended December 31, 2018, $1,666 of an escrow deposit pursuant to the Joint Venture agreement with SQM was released (2017 - $834). The remaining cash used in investing activities was for the additions to property, plant and equipment of $586 (2017 - $1,059) and additions to exploration and evaluation assets of $1,416 (2017 - $626).

Financing Activities

During the year ended December 31, 2018, the Company drew down $17,500 from the $205,000 credit facility and paid $1,550 of debt financing and transaction costs relating to the 2017 Bangchak and Ganfeng financings. During the year ended December 31, 2017, the Company received $79,244 in connection with the Ganfeng Investment Agreement, $812 from the exercise of stock options and $5,540 from the exercise of warrants.

CURRENT SHARE DATA

As at the date of this report, the Company has 88,735,887 Common Shares issued and outstanding, 1,659,601 RSUs, 167,261 DSUs, 5,152,345 stock options, and 696,878 PSUs. Each of the classes of convertible securities is convertible to Common Shares on a one-for-one basis, except for PSUs. The number of shares issued upon vesting of PSUs depends on the performance of the Company’s shares compared to the peer group of companies and can vary from zero to up to two times the number of PSUs granted.

RELATED PARTY TRANSACTIONS

The Company`s Joint Venture, Minera Exar, entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-	Los Boros Option Agreement entered into with Grupo Minero Los Boros (Note 5 of the annual financial statements);
-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $2,411 during the year ended December 31, 2018.

In 2018 Minera Exar paid director’s fees of $75 (2017 - $75) to its President, who is also a director of the Company.

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Compensation of Key Management

Key management personnel include the members of the Board of Directors and the executive management team.

Effective July 1, 2018, the Company revised the remuneration of its independent directors to a base annual fee of $100 per year, of which a minimum of $60 is payable in DSUs, and an additional $17.5 per year to the Company’s Audit Committee Chair, $12.5 to the Company’s other committee chairs and $5 to committee members.  The Board Chairman remuneration was increased to $150, of which a minimum of $90 is payable in DSUs. In addition, the Company pays $1 per meeting in cash for Board meetings in excess of six meetings per year.

The Board established a Special Committee of independent directors to oversee the Transaction with subsidiaries of SQM and Ganfeng for the Cauchari-Olaroz project (Note 5 of the annual financial statements). The Company established remuneration consisting of a $10 retainer to the members of the Special Committee and $20 to the Chair. In addition, the Company paid $1 per Special Committee meeting in excess of five meetings.

The remuneration of directors and members of the executive management team was as follows:

	For the years ended December 31,
	2018 $	2017 $
Stock-based compensation	2,410	8,507
Salaries, benefits and directors’ fees included in general and administrative expenses	2,636	3,132
Salaries and benefits included in exploration expenditures	547	368
Salaries and benefits capitalized to Investment in the Joint Venture	812	127
	6,405	12,134

	As at December 31,	As at December 31,
	2018 $	2017 $
Total due to directors and executive team	164	265

There were no contractual or other commitments arising from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and have no specific terms of payment.

CONTRACTUAL OBLIGATIONS

As at December 31, 2018, the Company had the following contractual obligations:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $
Credit facility	1,400	6,479	19,605	27,484
Rent of office spaces	320	975	342	1,637
Rent of pilot plant premises	30	30	-	60
Promissory note for RheoMinerals plant	180	644	-	824
Equipment finance leases	69	92	-	161
Car lease obligation	6	19	-	25
Total	2,005	8,239	19,947	30,191

21

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

The Company`s other obligations and commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Notes 5 and 7 of the Company’s December 31, 2018 audited consolidated financial statements and most of them will only be incurred if and when the Company continues to hold the subject property or starts production. After giving effect to drawdowns made subsequent to December 31, 2018, the Company has $250 million of undrawn credit facilities available to finance its share of the capital costs of the Minera Exar Joint Venture.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost.  All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. All of the Company’s financial assets fall under this category.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through OCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, Financial Instruments (“IFRS 9”), which requires expected lifetime losses to be recognised from initial recognition of the receivables.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in Notes 5 and 7 of the Company’s consolidated financial statements for the year ended December 31, 2018.  The Company’s reclamation bond arrangement is disclosed below.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $269 for the Thacker Pass project as at December 31, 2018. The Company’s $1,008 reclamation bond payable to the Bureau of Land Management was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 restricted cash.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

Significant areas where judgment is applied, apart from those involving estimations, are:

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further

22

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicators assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2018.

Impairment of investment in Joint Venture

The application of the Company’s accounting policy for impairment of its investment in Joint Venture requires judgment to determine whether indicators of impairment exist. First, a review of impairment indicators is performed at the Joint Venture level and includes consideration of both external and internal sources of information, including factors such as market and economic conditions, taxation, prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Then, a review of impairment is performed at the Company (investee) level and includes factors such as financial difficulties of the investee, breaches of contracts and various other factors. Management has assessed impairment indicators on the Company’s investment in Joint Venture and has concluded that no impairment indicators exist as of December 31, 2018.

Functional currency

Items included in the financial statements of each of the Company’s subsidiaries and joint ventures are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2018, the functional currency of the Minera Exar S.A. joint venture (“Minera Exar”) was changed from the Argentine peso to the US dollar as a result of the start of significant construction activities, denominated mainly in US dollars, adoption of the construction budget and in anticipation of the US dollar denominated indebtedness to be undertaken by Minera Exar in 2018 to finance the construction

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may vary from those estimates due to inherent uncertainty or other factors. The Company regularly reviews its estimates. Revisions to estimates and the resulting effects on the carrying amounts of the assets and liabilities are accounted for prospectively. Key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below.

Estimation uncertainty

Impairment of Organoclay property, plant and equipment

The Company reviews the carrying amounts of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amounts may exceed the estimated recoverable amounts determined by reference to estimated future operating results and discounted future cash flows. An impairment loss is recognized when the carrying amount of those assets is not recoverable. Calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated future sales prices, future production and sales volume, the expected future operating and capital costs and discount rates. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the estimated recoverability of the carrying amounts of the property, plant and equipment.

During the year ended December 31, 2018, the Company recognized a non-cash impairment loss on its Organoclay property, plant and equipment of $11,580.

Accounting Policies

Investments in Joint Arrangements

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Company’s arrangement

23

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

with respect to Cauchari-Olaroz project, which includes Minera Exar S.A. (Argentina) and Exar Capital B.V. (Netherlands), is classified as a joint venture and is accounted for using the equity method. The equity method involves recording the initial investment at cost. When a joint venture is formed from a previous investment in a subsidiary, the Company makes a policy choice decision to recognize a gain or loss on change of control in relation to the portion of the investment no longer owned based upon the carrying value of the assets.  Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of a joint venture’s net income or loss, depreciation, amortization or impairment and foreign currency differences arising on translation from functional to the presentation currency. When the Company’s share of losses of a joint venture exceeds the Company’s carrying value of the investment, the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Exploration and Evaluation Assets

Exploration expenditures not including the acquisition costs and claim maintenance costs are expensed until the establishment of technical feasibility and commercial viability based on a combination of the following factors:

•	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document;
•	The status of environmental permits; and
•	The status of mining leases or permits.

Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production.  After recognition, the Company uses the cost model for exploration and evaluation assets.

The Company assesses its exploration and evaluation assets for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment.  A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs.  During the development and commissioning phase, pre-production expenditures, net of incidental proceeds from sales during this period, are capitalized to the asset under construction and equipment.  Capitalization of costs incurred ceases when commercial production commences in the manner intended by management.  The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

24

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Property, plant and equipment that are currently in use are depreciated as follows:

•	Organoclay plant – straight-line basis over the estimated useful life of 20 years;
•	Buildings – straight-line basis over the estimated useful life of 20 years;
•	Organoclay plant equipment included in “Equipment and machinery” – straight line basis over the estimated useful life of 5-20 years;
•	Lithium demo plant equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•	Office equipment included in “Other” – declining balance method at 20% annual rate; and
•	Other equipment included in “Other” – straight-line basis over the estimated useful life of 7-15 years.

The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at each financial year-end.  The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date.  Impairment indicators are evaluated and, if considered necessary, an impairment assessment is carried out.  If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  These are typically individual mines, plants or development projects.

Where the factors which resulted in an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Stock-Based Compensation

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers.  The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment.  These costs are charged to the statement of comprehensive (loss)/income over the stock option vesting period.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.  Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus.  The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

25

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

The Company’s equity incentive plan also allows the grant of restricted share units (“RSUs”), performance share units (“PSUs’) and deferred share units (“DSUs”). The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Revenue

The Company recognizes revenue from the sales of products when a customer obtains control of the product and the Company has satisfied its performance obligation. These criteria are generally met at the time the product is shipped or delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained.  Revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

Newly adopted accounting standards and amendments

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in International Accounting Standard (“IAS”) 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. The Company applied IFRS 9 retrospectively; however, the adoption of IFRS 9 did not require any adjustments to the classification or measurement of the Company’s financial assets and financial liabilities. The adoption of the new expected credit loss model under IFRS 9 had a negligible impact on the carrying amount of our financial assets on the transition date given the Company has no history of bad debt expenses and no expectations of bad debt expenses in the future.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The recognition of revenue upon transfer of control to the customer is consistent with the Company’s revenue recognition policy applied in the annual consolidated financial statements for the year ended December 31, 2017, as the condition is generally satisfied when the title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard was effective January 1, 2018.

The Company elected to apply IFRS 15 using a modified retrospective approach; however, the adoption of IFRS 15 resulted in no impact on the financial statements of the Company, as the timing of revenue recognition was unchanged.

Accounting standards and amendments issued but not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2018 and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

26

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB.  According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria.  The standard is effective for annual periods beginning on or after January 1, 2019. The Company has not yet quantified the impact of this standard, however the Company anticipates it will record approximately $1,200 of lease assets and associated lease liabilities related to its office lease on its consolidated statement of financial position at January 1, 2019.

RISKS AND UNCERTAINTIES

The Company’s operations and results are subject to a number of different risks at any given time.  These factors include but are not limited to risks regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk.  The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company seeks to counter this risk as much as possible by selecting exploration areas on the basis of their recognized geological potential to host economic deposits.

A summary of the Company’s financial instruments risk exposure is provided in Note 17 of the Company’s December 31, 2018 audited consolidated financial statements.

The following are additional risk factors that the Company’s management believes are most important in the context of the Company’s business.  It should be noted that this list is not exhaustive and that other risk factors may apply.  Additional risks are disclosed in the Company’s Annual Information Form, which is available on SEDAR at www.sedar.com.

Risks related to resource development

The Cauchari-Olaroz Project and the Thacker Pass Project may not be developed as planned.

The Company’s business strategy depends in large part on developing the Cauchari-Olaroz Project and the Thacker Pass Project into one or more commercially viable mines. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of Mineral Resources and Mineral Reserves, environmental protection and capital and operating cost requirements. Minera Exar has completed a feasibility study for a 25,000 TPA lithium carbonate production operation at the fully-permitted Cauchari-Olaroz Project. Development activities in respect of the Cauchari-Olaroz Project are in progress, with the advancement of detailed engineering, ponds construction, production wells drilling, infrastructure construction, plant design and purchases of construction equipment and materials, in accordance with the Cauchari-Olaroz Project schedule. LAC has also secured funding that it believes will be sufficient to cover its share of capital expenditure obligations for the first stage of development of the Cauchari-Olaroz Project, and believes that Ganfeng has the financial resources necessary to cover its share. In addition, Lithium Americas has completed a preliminary feasibility study for a 60,000 TPA lithium carbonate production operation to be developed at the Thacker Pass Project, with initial production capacity of 30,000 TPA in Phase 1 and increasing to 60,000 TPA in Phase 2.  While the Company began the permitting process for the Thacker Pass Project in early 2018, the permitting process is not yet complete.  In addition, development of the Thacker Pass Project is subject to LAC securing any necessary funding and other resources.  The projects are also subject to the development and operational risks described elsewhere in this MD&A. Accordingly, there can be no assurance that the Company will ever develop either one of these projects. If the Company is unable to develop all or any of its projects into a commercial operating mine, its business and financial condition will be materially adversely affected.

27

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Market prices for key end-use products will greatly affect the value of the Company and the ability of the Company to develop the Cauchari-Olaroz Project and the Thacker Pass Project.

The ability of the Company to develop the Cauchari-Olaroz Project and the Thacker Pass Project will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate. The market price of these commodity-based products fluctuates widely and is affected by numerous factors beyond LAC’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, the level of interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. In addition, the price of lithium products is determined by their purity and performance. The Company may not be able to effectively mitigate against such fluctuations. A fluctuation in these product prices may affect the value of the Company and the potential value of its properties. In addition, as a key component to the mine plan and financial performance of Thacker Pass is the sale of power produced from the proposed sulphuric acid plant, operational pricing and sales of such power will also have a substantial effect on Thacker Pass economics.

There are risks associated with co-ownership arrangements.

The Company and Ganfeng share ownership of the Cauchari-Olaroz Project.  This arrangement is subject to the risks normally associated with the conduct of co-ownership structures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company and the viability of its interest in Minera Exar, the joint venture holding company that owns the Cauchari-Olaroz Project (and in Exar Capital B.V., the joint venture company through which the Company and Ganfeng have agreed to fund the Cauchari-Olaroz Project), which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with Ganfeng on how to conduct development and operations; (ii) inability of the parties to meet their obligations under the relevant agreements or to third parties; and (iii) disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters.

There is risk to the growth of lithium markets.

The development of lithium operations at the Cauchari-Olaroz Project and the Thacker Pass Project is almost entirely dependent on the adoption of lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, particularly if the rate of adoption or timeline for adoption differs from the Company’s current forecasts, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company.

There is a risk that LAC will not obtain required government permits and operations will be limited by government-imposed limitations.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect LAC. The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration or mining at the Cauchari-Olaroz Project and the Thacker Pass Project, in each case, as the Company’s development plans for the projects evolve. Obtaining the necessary governmental permits is a complex, time‐consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control. While LAC holds permits to construct and operate the contemplated Stage 1 of the Cauchari-Olaroz Project at a production rate of 25,000 TPA, any amendments to this mine plan or an increase in production, including a Stage 2 expansion, would need to be approved by regulatory authorities in Argentina. At the Thacker Pass Project, the permitting process for lithium mining operations is in process at this time. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed the Company’s prior estimates. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development of the Cauchari-Olaroz Project or the Thacker Pass Project.

28

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

There are also habitat conservation laws that affect the Thacker Pass Project.  In 2015, the U.S Fish and Wildlife Service determined not to list the Greater Sage-grouse under the Endangered Species Act. The BLM does consider the Greater Sage-grouse to be a special status species, and the BLM is taking steps to conserve Greater Sage-grouse habitat.  BLM has designated lands involving the Thacker Pass Project as a Greater Sage-grouse Priority Habitat Management Area (PHMA) for containing quality Greater Sage-grouse habitat.  Public lands immediately north of the Thacker Pass area were withdrawn temporarily from mineral entry in 2015, pending further review. On October 11, 2017, BLM published a Notice stating that the mineral-entry withdrawal had expired. At the same time, BLM published notice that it intended to consider amending the land use plan amendment adopted in 2015 and initiated a public comment period.

Lands involving the Thacker Pass Project are currently governed by the 2015 BLM Winnemucca District Resource Management Plan and the 2015 BLM Approved Resource Management Plan (ARMP) for Nevada and Northeastern California. In late 2018, an ARMP Amendment and related Environmental Impact Statement were finalized and are pending final decision.  The stated objectives of the ARMP Amendment, which would supersede the 2015 ARMP, are to better align with the State of Nevada’s Plan for conserving sage-grouse populations and to allow the BLM more flexibility in approving projects within Greater Sage-grouse habitat. The Proposed ARMP Amendment and EIS also confirm the elimination of focal areas that were subject to mineral-entry withdrawals.

LAC anticipates that it will be required by BLM to implement varying stages of mitigation measures for sage-grouse habitat throughout any development of its Thacker Pass Project. LAC understands that the BLM can impose conditions on access, project design and periods of use where needed to limit impacts to sage-grouse habitat. There is a risk that development may be subject to time delays or restrictions or mitigation measures in order to address sage-grouse habitat protection that could compromise the economic viability of future development of the Thacker Pass Project. LAC is working with the State of Nevada’s Sagebrush Ecosystem Program to quantify the Greater Sage grouse habitat function and develop a program for compliance.

There is technology risk to the development of the Cauchari-Olaroz Project and the Thacker Pass Project.

To the Company’s knowledge, lithium carbonate has never been commercially produced from a smectite hectorite clay resource. While the Company has conducted extensive testing that has produced high quality lithium carbonate using known industry processes and equipment, the processes contemplated by LAC for production of lithium at the Thacker Pass Project have not yet been demonstrated at commercial scale and there is a risk that the Company will not be able to do so. With respect to the Cauchari-Olaroz Project, similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume/grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials, therefore actual production from brine-recovery projects may be less than in situ grades or quantities.

The Company may not be able to achieve and manage its expected growth.

The Cauchari-Olaroz Project is in a development stage, which will require a substantial increase in personnel and business operations, and the Company additionally plans to continue to advance the Thacker Pass Project. The transition of a mineral project to a development and operating stage, may place a strain on managerial, financial and human resources. The Company’s ability to succeed in these endeavours will depend on a number of factors, including the availability of working capital, existing and emerging competition and the ability to recruit and train additional qualified personnel.

29

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

There are political risks associated with the Company's foreign operations.

The Company’s properties are located in Argentina and the United States, exposing it to the laws governing the mining industry in those countries (including recent changes to laws in the United States related to strategic minerals, and the effect thereof on the Company’s ability to develop and finance the Thacker Pass project), and the Company co-owns the Cauchari-Olaroz Project with Ganfeng, exposing it to the laws, regulations, policies and other directives governing investments, capital lending and other financial activities by Chinese entities. In particular, there is a general trend towards increasing restrictions on capital outflows from China, including restrictions that impact private companies, such as Ganfeng.  To the extent that capital outflows from China are restricted, this could negatively impact the Company’s ability to obtain capital funding from Ganfeng required to support development of the Cauchari-Olaroz Project.  Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company (and in respect of Cauchari-Olaroz, Ganfeng) operates may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company’s properties, including the financial results therefrom.

Risk associated with an emerging and developing market.

The Company actively operates in Argentina, which is considered an emerging market. Emerging market investments generally pose a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s operations in Argentina expose LAC to heightened risks relating to prevailing political and socioeconomic conditions which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. As an example, in May 2012, the previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company. There can be no assurance that the government of Argentina will not nationalize other businesses operating in the country, including the business of the Company.  The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s mineral exploration and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety. Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such factors may prevent or restrict mining of some or all of any deposits which the Company may find on the Company’s properties.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business

30

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

effectively. Such activities have not had a significant effect on the Company’s operations; however, there can be no assurance that they will not in the future, in which case they could restrict the Company’s operations, business, financial condition, results of operations and future prospects, and the value of the Company could be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in the light of those risks, their investment is appropriate. Generally, investment in emerging and developing markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

The Company does not have any experience in putting a mining project into production.

The Company has never completed a mining development project. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure and the Company does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history. In addition, the Company is and will continue to be subject to all the risks associated with establishing new mining operations, including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

The Company may experience delays and construction cost overruns.

Delays and cost overruns may occur in completing the development and construction of the Company’s mineral projects. A number of factors which could cause such delays or cost overruns include, without limitation, permitting delays, construction pricing escalation, changing engineering and design requirements, the performance of contractors, labour disruptions, adverse weather conditions and the availability of financing. Even if commercial production is achieved at one of the Company’s mineral properties, equipment and facilities may not operate as planned due to design or manufacturing flaws, which may not all be covered by warranty. Mechanical breakdown could occur in equipment after the period of warranty has expired, resulting in loss of production as well as the cost of repair. Any delay, or cost overrun, may adversely impact the Company’s ability to fully fund its required expenditures, or alternatively, may require the Company to consider less attractive financing solutions.

Risks related to cost estimates and negative operating cash flow.

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary equipment; unexpected construction or operating problems; cost overruns, realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural

31

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures (such as adverse changes in the exchange rate of Argentinian pesos to US dollars, which would reduce the effective return of VAT-related payments previously made by the Company) and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

Mineral development projects are subject to operational risks.

The Company’s operations are subject to all of the risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its business. Nevertheless, mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, explosions, releases of hazardous materials, tailings impoundment failures, cave-ins, landslides, earthquakes and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

Changes in government regulations may affect the Company’s development of the Cauchari-Olaroz Project and the Thacker Pass Project.

Changes to government laws and regulations may affect the development of the Cauchari-Olaroz Project and the Thacker Pass Project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, mine safety and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The Fraser Institutes’, Annual Survey of Mining Companies: 2017, demonstrated a significant improvement of the Province of Jujuy among mining jurisdictions on several of its measurement indices. Although the Province of Jujuy had placed slightly lower on said indices in the 2018 version of the report, it was still significantly improved from previous periods. LAC believes the current provincial government of Jujuy Province, where the Cauchari-Olaroz Project is situated, is supportive of the exploration and mining industry generally, and the project in particular, and the Company and JEMSE, the Jujuy government’s mining Company, have entered into a letter of intent whereby JEMSE will receive an 8.5% equity interest in Minera Exar and is to pay for this interest from dividends from future profits from operations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiment will be maintained.

Changes to environmental requirements could significantly increase the Company’s costs.

LAC must comply with stringent environmental regulation in carrying out work on the Cauchari-Olaroz Project and the Thacker Pass Project. Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations

32

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs.  Such changes in environmental laws and regulations and associated agency requirements could delay and/or increase the cost of exploration and development of the Cauchari-Olaroz Project and the Thacker Pass Project.

The Company may not be insured against all risks involved in its business operations.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions and other environmental occurrences may occur. It is not always possible to fully insure against such risks and, even where such insurance is available, the Company may decide to not take out insurance against such risks. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company. The Company maintains liability insurance in accordance with industry standards, however, the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition.

Mineral tenure risk.

The Mining Act governs the Company’s ability to develop and mine the minerals on the claims that form the Thacker Pass Project which are locatable under the Mining Act. There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that title to its properties will not be challenged. A successful challenge to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop its mineral properties or being unable to enforce its rights with respect to its mineral properties.

The Mining Act authorizes the Company to develop and mine the minerals on the claims that form the Thacker Pass Project which are locatable under the Mining Act. The Mining Act does not explicitly authorize the owner of an unpatented mining claim to sell minerals that are leasable under the Leasing Act. Leasable minerals include potassium and sodium. The Interior Board of Land Appeals of the Department of the Interior has held that, under certain circumstances, the owner of an unpatented mining claim has the authority and right to process and sell minerals governed by the Leasing Act, particularly when they are by-products of the processing of minerals which are locatable under the Mining Act. This matter has not yet been definitively determined in respect of the Thacker Pass Project.

The Company operates in a highly competitive mining industry.

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyse a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over LAC. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than LAC possesses.

The Company also plans to purchase certain supplies and retain the services of various companies in Argentina to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Argentina or to obtain all of the necessary services or expertise in Argentina or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Argentina, the Company may need to seek and obtain those services from people located outside of Argentina, which will require work permits and compliance with applicable laws, and could result in delays and higher costs to the Company to conduct its operations in Argentina.

33

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

Health and safety risks.

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, licences, permits and other approvals, and potential civil liability. Compliance with health and safety laws (and any future changes) and the requirements of licences, permits and other approvals remain material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, licences, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurances can be given that additional workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

There is market risk associated with the RheoMinerals Business.

The success of RheoMinerals will depend upon its current and proposed products meeting acceptable cost and performance criteria in the marketplace. There can be no assurances that the Company’s products will meet applicable price or performance objectives or that unanticipated technical, regulatory or other problems will not occur which would result in increased costs or material delays.  The use of RheoMinerals’ organoclay products also depends in large part on the state of deep well and directional drilling to access deposits of oil and gas. In the case of certain product applications, RheoMinerals’ products compete with a number of other materials, such as polymers and other competitors of organophilic clay products. Improvements in the technology, production, pricing or acceptance of these competitive materials relative to RheoMinerals’ products, or other changes in the industries for these competitive materials, could have a negative effect on the Company’s business, results of operations and financial condition. In 2018, the Company recognized a non-cash impairment on the value of RheoMinerals’ property, plant and equipment. There can be no certainty that the Company will not need to recognize further impairments on the value of RheoMinerals.

Mineral Resources and Mineral Reserves are only estimates.

The Mineral Resources and Mineral Reserves estimates included in this MD&A are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified Mineral Resources or Mineral Reserves will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. The estimated Mineral Resources and Mineral Reserves described in this MD&A should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

In addition, Inferred Mineral Resources are quoted in the Thacker Pass TR. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that Inferred Mineral Resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

34

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

The Company may face opposition to mining projects.

The Cauchari-Olaroz Project and the Thacker Pass Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. In the event there is opposition to the Cauchari-Olaroz Project and/or the Thacker Pass Project, the Company’s development of such properties may be delayed or prevented, even if such development is found to be economically viable and legally permissible.

The Cauchari and Olaroz salt lakes are not subject to reservoir management rules.

There are no general unitization or reservoir management rules governing the salt lakes on which the Joint Venture’s Cauchari-Olaroz Project is situated or on any of the other salt lakes at which the Company holds mining or exploration permits. Unitization is the joint, coordinated operation of a reservoir by all the owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” results in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour. As a result, the lack of unitization and reservoir management rules on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production. Minera Exar and Sales de Jujuy S.A. (an Orocobre subsidiary) have entered into a Joint Operation Protocol for the Olaroz and Cauchari Salt Flats designed to coordinate their activities in the area, which protocol has since been submitted to the Province of Jujuy authority, particularly in respect of the tenements adjacent to, and between those held by each company, in accordance to the current environmental permit that each company has been granted by the Province of Jujuy authority.

The aboriginal communities located on the Cauchari-Olaroz Project may not honour the current surface access agreements with Minera Exar.

Minera Exar has entered into six agreements for surface access with the aboriginal communities located on the exploitation area of the Cauchari-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Minera Exar would be required to enforce its statutory access rights under the provisions of the Argentine Mining Code; however this would be a disruptive and potentially costly process. To date, there are settled agreements covering construction and development of the Cauchari-Olaroz Project with all communities in the exploitation area, with one additional community agreement remaining to be settled that will be necessary for the gas pipeline. A failure to settle these agreements could disrupt the development timetable for the Cauchari-Olaroz Project. In addition, lack of surface access agreements with local communities could affect the renewal of the EIS.

Risks related to our business and securities

The Company has not yet achieved profitable operations and expects to incur further losses in the development of its business.

The Company’s ability to continue as a going concern is dependent upon the ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the financial year ended December 31, 2018. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on raising additional funds.

35

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

The Amended Credit Facility and the Limited Recourse Loan Facility contain covenants which the Company could fail to meet.

The Amended Credit Facility and the Limited Recourse Loan Facility contain operating and reporting covenants, and compliance with those covenants may increase the Company's administrative, legal and financial costs, make some activities more difficult, time-consuming or costly and increase demand on the Company's system and resources.

The failure of the Company to comply with restrictions and covenants under its indebtedness, which may be affected by events beyond the Company's control, could result in a default under such indebtedness, which could result in acceleration thereunder and the Company being required to repay amounts owing thereunder. If the Company's indebtedness is accelerated, the Company may not be able to repay its indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect the Company's financial condition. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to the Company.

The Company currently has no source of cash flow to service its debt obligations and will need to secure such funding either through transition to successful production on the Cauchari-Olaroz Project or through alternative financing. If the Company is unable to repay amounts owing, the lenders under its indebtedness could proceed to realize upon the security, as applicable, granted to them to secure the indebtedness. The Amended Credit Facility is secured against collateral of the Company, and a realization by the lenders thereunder of any or all of the security will have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and prospects and may result in a substantial reduction or elimination entirely of assets available for distribution to equity holders on a dissolution or wind-up of the Company.

The acceleration of the Company's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it.

Indebtedness owing under the Amended Credit Facility and the Limited Recourse Loan Facility could have other significant consequences on the Company, including: (i) increasing the Company's vulnerability to general adverse economic and industry conditions; (ii) requiring the Company to dedicate a substantial portion of its expected cash flow from expected operations to making interest and principal payments on its indebtedness, reducing the availability of the Company's cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limiting the Company's flexibility in planning for, or reacting to, changes in its business; (iv) placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and (v) limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company's ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

The Company will require additional funding, potentially diluting the holdings of existing shareholders or increasing financial risk through debt issuance.

The Company has limited financial resources and is subject to significant capital requirements associated with its projects. There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

36

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

A likely source of future financing is the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and principal payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional Common Shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

The Company may also sell a further interest in the Cauchari-Olaroz Project, or all or a portion of the Thacker Pass Project or an additional royalty therein, or may also sell an interest in RheoMinerals, any of which would mean that each existing shareholder would own a smaller percentage of the Cauchari-Olaroz Project, Thacker Pass Project or RheoMinerals, respectively.

The Company relies on intellectual property and confidentiality agreements to project our rights and confidential information.

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also no assurance that competitors of LAC will not be able to develop similar technology, processes or know how independently, that the Company’s trade secrets will not be revealed, that the claims allowed with respect to any current or future patents pending, or patents now held, will be broad enough to protect the Company’s intellectual property rights, or that foreign intellectual property laws will adequately protect such rights. Failure of any intellectual property rights to provide protection to the Company could result in its competitors offering similar products to RheoMinerals’ organophilic clay-based products or utilizing its lithium extraction process. Any adverse outcome that the Company may experience whilst attempting to obtain, maintain or enforce its intellectual property rights could have a material adverse effect on the Company’s business, results of operations and financial condition.

We also rely on confidentiality agreements with certain employees, consultants and other third parties to protect, in part, trade secrets and other proprietary information. These agreements could be breached and we may not have adequate remedies for such a breach. In addition, others could independently develop substantially equivalent proprietary information or gain access to our trade secrets or proprietary information.

The Company is dependent on the expertise of consultants.

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

The Company has no history of paying dividends.

LAC has not paid dividends on its Common Shares since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Thacker Pass Project or the Cauchari-Olaroz Project is successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, LAC may never pay dividends.

37

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

The success of the Company is largely dependent on a few key individuals.

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

The Company’s business is affected by fluctuations in currency exchange rates.

Business is transacted by the Company primarily in Canadian, U.S. and Argentinean currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. The Argentinean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Company’s Thacker Pass Project and its RheoMinerals business are located in Nevada, and most of the property related expenditures, exploration and development costs are denominated in U.S. dollars. The Joint Venture’s Cauchari-Olaroz Project is located in Argentina, where certain costs are denominated in the Argentinean peso and certain costs are denominated in U.S. dollars. Appreciation of U.S. or Argentinean currency compared to Canadian currency could make property expenditures more expensive for the Company. While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. currency in order to meet its US currency obligations.

Risks related to legal proceedings.

Due to the nature of the Company’s business and status as a publicly traded entity, we may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of the Company’s business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.

Litigation may be costly and time-consuming and can divert the attention of management and key personnel from our business operations. If we are unsuccessful in our defense of claims or unable to settle claims in a manner satisfactory to us, we may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on our business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be currently determinable nor is it possible to accurately predict the outcome or quantum of any such proceedings at this time.

Conflicts of interest may arise for certain directors and officers of the Company.

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company.

The Company’s share price is subject to market volatility.

The market price of a publicly traded stock, especially a resource issuer such as LAC, is affected by many variables in addition to those directly related to exploration successes or failures, some of which are outside of the Company’s control. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, analysts’ recommendations and their estimates of financial performance, investor perception and reactions to disclosure made by the Company and by the Company’s competitors, and the breadth of the public markets for the stock. Therefore, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

38

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

We will have broad discretion in the use of the net proceeds of any future offerings and may not use them to effectively manage our business.

If the Company requires additional financing by offerings of its equity securities, management of the Company will have certain discretion over the use of proceeds of any offering of securities as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of securities. Management may use the net proceeds of any offering of securities in ways that an investor may not consider optimal. The results and effectiveness of the application of the net proceeds of any offering of securities are uncertain. If the proceeds are not applied effectively, the Company’s operations may suffer.

Enforcement of judgments or bringing actions outside the United States against us and our directors, officers and the experts named herein may be difficult.

We are organized under the laws of, and headquartered in, British Columbia, Canada, and a majority of our directors, officers and the experts named in this MD&A are not citizens or residents of the United States. In addition, a substantial part of our assets are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors, officers and the experts named in this MD&A obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors, officers and the experts named in this MD&A to enforce liabilities based upon such U.S. securities laws.

Significant shareholders of the Company could influence our business operations and sales of our common shares by such significant shareholders could influence our common share price.

To our knowledge, as of the date hereof, GFL Lithium Co., Ltd. and BCP Innovation Pte Ltd. beneficially hold approximately 16.9% and 15.8% of our outstanding common shares, respectively. For as long as these persons directly or indirectly maintain a significant interest in the Company, they may be in a position to affect our governance and operations. In addition, such persons may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passage of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence may be to limit the price that investors are willing to pay for our common shares. In addition, the potential that such persons may sell their common shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such common shares in the public market, could adversely affect the market price of our common shares.

The Company may face cyber-security risks and threats.

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or the companies in which it has invested could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, as defined under the Securities Exchange Act of 1934, we are exempt from certain of the provisions of the U.S. federal securities laws. However, if we were to lose our status as a foreign private issuer, we may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

Forward-Looking Information and FOFI may prove inaccurate.

Readers are cautioned not to place undue reliance on forward-looking information. By their nature forward-looking information and FOFI involve numerous assumptions and known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information and/or FOFI or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

The Cauchari-Olaroz Project

The scientific and technical information regarding the Cauchari-Olaroz Project is derived, in part, from the Cauchari TR. A copy of the Cauchari TR is available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

[NTD – this section to be updated if new 43-101 is ready prior to filing]

INVESTOR RELATIONS

Tom Hodgson, CEO, John Kanellitsas, Executive Vice-Chairman, and Alec Meikle, VP Corporate Development, coordinate investor relations activities for the Company.

CHANGES IN DIRECTORS AND MANAGEMENT

In August 2018, Mr. Jonathan (Jon) Evans was appointed as President and Chief Operating Officer of the Company. In addition to having served as an officer in the U.S. Army, Jon brings over 20 years of executive operations experience, including management positions with General Electric in the US and Europe, and executive roles at a number of major industrial companies owned by private equity firms. From 2008 to 2013, Jon was the General Manager in charge of the Lithium Division at FMC Corp. Due to the executive appointment, Jon resigned as a director of LAC.

With Jon’s appointment as President, John Kanellitsas became Executive Vice Chairman of the Company, in which capacity he chairs the Company’s Management Committee, is primarily responsible for managing the Company’s recently announced collaboration efforts with Ganfeng and continues to work on developing long-term financing plans for Thacker Pass.

In August 2018 the Company announced the appointments of Rene LeBlanc as Chief Technical Officer and Alec Meikle as Vice President, Corporate Development. Rene joined Lithium Americas in 2017 as a Senior Processing Development Manager responsible for developing and testing the process flowsheet for Thacker Pass and, more recently, has been involved in the technical development of Cauchari-Olaroz. Prior to joining the Company, Rene worked for over 15 years in process engineering at both FMC Corp. and Tesla, Inc.  Alec joined the Company in

40

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

2016 and has played a key role in the Company’s successful efforts in securing over US$350 million of debt and equity capital and structuring the Company’s recently closed transaction with Ganfeng. Prior to joining Lithium Americas, Alec was a research analyst covering the lithium market with 10 years’ experience in finance and capital markets.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Ernest Burga, P.Eng., and David Burga, P.Geo., Wayne Genck, P.Eng., and Daniel Weber P.G., RM-SME prepared the Cauchari TR.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. LeBlanc is the Chief Technical Officer of the Company and a full-time employee of Lithium Nevada Corp., a wholly-owned subsidiary of the Company.

Further information about the Thacker Pass project, including a description of data verification and QA/QC programs, is available in the NI 43-101 technical report of Lithium Americas dated effective August 1, 2018 entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA”, available on SEDAR.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the NI 43-101 technical report, “Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina”, dated March 31, 2019 available on SEDAR.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.  The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis.  The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings).  Based on that evaluation and as at December 31, 2018, the certifying officers have each concluded that such disclosure controls and procedures are effective to achieve the purpose for which they have been designed.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a U.S. listed public company with less than US$1.07 billion in gross revenue, we qualify as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under

41

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in nonconvertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design of the Company’s internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of authorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting using framework and criteria established in Internal Control-Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission.  Based on that evaluation, management has concluded that internal controls over financial reporting were effective as at December 31, 2018.

NON-IFRS MEASURES

This MD&A has been prepared in accordance with IFRS. However, some measures referred to in this MD&A are not recognized measures under IFRS and therefore may not be comparable to those presented by other issuers. The Company believes that these indicators are important, as they are necessary to understand the Company’s assumptions underlying certain of the performance indicators herein. EBITDA Margin is not a measure recognized by IFRS and has no standardized meaning prescribed by IFRS. As used herein, EBITDA Margin is calculated by dividing earnings before interest, tax, depreciation and amortization by sales revenue.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the expected benefits from the Project Investment, including successful closing and timing thereof; statements regarding anticipated decision making with respect to Minera Exar; capital expenditures and programs; estimates of the mineral resources and reserves at its

42

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and reserves estimates; including whether resources will ever be developed into reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz project, which is held and operated through the Company’s joint venture with Ganfeng; successful operations of the Ganfeng co-ownership structure, whether the Company ever adopts a 40,000 tpa development plan for Caucharí-Olaroz, that the Company is able to successfully monetize any increase in off-take from any such increased development plan, the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return and sensitivity analyses, cash flows and EBITDA of the Cauchari-Olaroz project; cash flows and EBITDA of the Thacker Pass Project; the cost, timing and size of a potential expansion of the Cauchari-Olaroz project; the Company’s share of the expected capital expenditures for the construction of Stage 1 of the Cauchari-Olaroz project; the potential for partnership and financing scenarios for the Thacker Pass project; the development of new organoclay products and the timing, cost, quantity, capacity and product quality of sales and commercial production from RheoMinerals.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz project;
•	ability of the Company to fund, advance and develop the Cauchari-Olaroz project and the Thacker Pass project;
•	the Company’s ability to operate in a safe and effective manner;
•	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•	the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry;
•	general economic conditions;
•	estimates of and unpredictable changes to the market prices for lithium and clay-based organoclay products;
•	exploration, development and construction costs for the Cauchari-Olaroz project and the Thacker Pass project;
•	estimates of mineral resources and mineral reserves, including whether resources will ever be developed into reserves;
•	reliability of technical data;
•	anticipated timing and results of exploration, development and construction activities;
•	the Company’s ability to obtain additional financing on satisfactory terms or at all;
•	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

•	successful closing of the Project Investment, including satisfaction of conditions precedent thereto and timing thereof;
•	accuracy of current budget and construction estimates;
•	preparation of a development plan for lithium production at the Thacker Pass project; and
•	the continued growth of demand for organoclay products or for lithium chemicals.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Risks and Uncertainties” in this MD&A. Such risks also include, but are not limited to the following: risks inherent in transactions similar to the Project Investment Transaction, including successful completion of all conditions precedent thereto; the Company’s mineral properties may not be developed as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; mining industry competition; market risk; volatility in global financial condition; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; and whether Mineral Resources will ever be developed into Mineral Reserves; whether mineral resources can ever be converted into mineral reserves, whether the Company ever adopts a 40,000 tpa development plan for Caucharí-Olaroz, that the Company is able to successfully monetize any increase in off-take from any such increased development plan, and the expected benefits from the Project Investment and other transactions described herein, including successful closing and timing thereof; opposition to development of the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; the ability to manufacture organoclay products that meet customer requirements; an increase in the costs of manufacturing organoclay products, including the costs of any raw materials used in the process; a reduction in demand for organoclay products or for lithium chemicals; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cyber-security risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent management’s discussion and analysis for our most recently completed financial year, which are available on SEDAR at www.sedar.com.

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